EXHIBIT 8

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of January 1, 2006.

BETWEEN:

TRANSGLOBE ENERGY CORPORATION
of #2500 -605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

(“TransGlobe” or “the Corporation”)

AND:

EDWARD BELL
of 250 Douglasbank Mews, S.E.
Calgary, Alberta T2Z 2K2

(“Bell”)

RECITALS:

A.	Edward Bell is employed as Vice President Exploration. Mr. Bell has agreed to continue his appointment as the Vice President Exploration of the Corporation; and

B.	The Board of Directors of TransGlobe (“Board”) has approved that appointment on the terms set out below:

AGREEMENTS:

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1	APPOINTMENT

1.1	Beginning on January 1, 2006, TransGlobe will continue to employ Edward Bell as Vice President Exploration.

1.2	The appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in this agreement.

2	RESPONSIBILITIES

2.1

Bell will diligently and faithfully devote all of his working time and attention exclusively to the business of TransGlobe and to the performance of his duties and responsibilities to the utmost of his ability, and will at all times use his best efforts to promote the interests of TransGlobe.

2.2	Without first obtaining written permission from TransGlobe, Bell will not enter into the service of, be employed by, or otherwise engaged in any capacity by any person, firm or corporation other than TransGlobe.

2.3	Bell will have the authority, subject always to the general and specific instructions and directions of the President and the Board of Directors of TransGlobe, to manage the business of TransGlobe, except in matters required by law to be done by the President or the Board of Directors or the shareholders.

2.4	Bell will conform to all lawful direction of the Board and comply with the Articles and Bylaws of TransGlobe.

3	FIDUCIARY DUTY

3.1	Bell acknowledges that he has a fiduciary relationship with TransGlobe, whereby he has an absolute duty of trust and fidelity to TransGlobe, to act loyally and with the utmost good faith exclusively in the best interests of TransGlobe and to avoid any conflict of interest.

3.2	(a) Bell acknowledges that as Vice President Exploration, and in any other position as Bell may hold, Bell will acquire information of certain matters and things which are confidential to TransGlobe, and which information is the exclusive property of TransGlobe.

(b) Bell acknowledges the information as referred to in (a) above could be used to the detriment of TransGlobe. Accordingly, Bell undertakes not to disclose any of it to any third party either during the term of his employment, except as may be necessary in the proper discharge of his employment under this Agreement, or after the term of his employment, however caused, except with the written permission of TransGlobe.

(c) Bell acknowledges and agrees that, without prejudice to any other rights of TransGlobe, in the event of his violation or attempted violation of any of the covenants contained in (a) and (b) above, an injunction or any other remedy shall be the only effective remedy to protect TransGlobe’s rights and property as set out in (a) and (b) above, and that an interim injunction may be granted immediately on the commencement of any suit.

3.3	At the end of Bell’s employment with TransGlobe, he will immediately return to TransGlobe all documents, papers, materials and other property of or relating to the affairs of TransGlobe or any of its subsidiaries which may be in his possession or control.

4	REMUNERATION

4.1	From January 1, 2006 TransGlobe will pay to Bell an annual salary of $170,100 (Cdn.) “Annual Base Salary” which will be paid in equal monthly instalments in arrears of $14,175 each. Annual Base Salary will be reviewed annually by the Compensation Committee for the year 2007 to determine if an increase in the Annual Base salary will be recommended to the Board.

5	INSURANCE BENEFITS

5.1	TransGlobe will enrol Bell in the medical and dental insurance programs presently in force for employees of TransGlobe.

5.2	TransGlobe will pay all premium costs for the benefits described in Section 5.1.

6	VACATION

6.1

In addition to statutory holidays, TransGlobe will provide Bell with annual paid vacation of 25 working days each year, to be taken when he deems appropriate in consideration of TransGlobe’s operational requirements.

6.2

If Bell does not use all of his vacation entitlement in a given year, he may accumulate it and use it in a subsequent year. If Bell has unused vacation entitlement to his credit when this Agreement is ended, he will be paid its equivalent cash value.

6.3	TransGlobe may require Bell to use up unused vacation entitlement.

7	EXPENSES AND ALLOWANCES

7.1	TransGlobe will reimburse Bell for all reasonable expenses incurred by him in connection with TransGlobe’s business, in accordance with its applicable policies.

7.2	TransGlobe will pay for the cost of membership dues to a club intended for business purposes up to a maximum of $1,000 per year.

7.3

TransGlobe will, subject to insurability, secure and pay the premiums for a life insurance policy on Bell’s life in an amount of not less than one year’s salary in which Bell’s estate will be named as the beneficiary.

7.4	TransGlobe will pay Bell a parking allowance for one space in the Calgary down town area near the TransGlobe office location.

8	SHARE OPTIONS

8.1	In addition to the fixed compensation set out in Section 4, Bell is entitled to an option to purchase up to 246,000 common shares of TransGlobe.

8.2

The exercise price of the optioned shares will be the market price calculated in accordance with the policies and rules of the Corporation’s stock option plan and is subject to the approval of the TSX.

9	BONUSES

9.1	TransGlobe may issue to Bell a performance bonus in such amount as may be determined by the Board of Directors of TransGlobe.

10	ENDING

10.1	TransGlobe may end this Agreement and Bell’s employment at any time for just cause, without any notice and without any liability to Bell.

10.2	TransGlobe may end this Agreement and Bell's employment at any time without just cause by giving written notice to Bell. Upon giving such notice TransGlobe will pay to Bell a retiring allowance in an amount equal to 12 months of his then current monthly salary.

10.3	(a) Bell may end this Agreement and his employment, without further liability to TransGlobe, by giving 30 days written notice of resignation to the Board of Directors, which TransGlobe may waive in whole or in part.

(b) If there is a Change of Control of the ownership of the Company (as defined by the Shareholders Rights Plan) Bell may, within 6 months after that event, elect to end this Agreement and his employment and TransGlobe will pay to Bell a retiring allowance in an amount equal to 12 months of his then current salary.

10.4	If Bell should die during the term of this Agreement TransGlobe will pay to his estate an amount equal to 6 months of his then current salary.

10.5	Bell acknowledges that the arrangements described in this Section 10 are fair and reasonable and constitute TransGlobe’s sole obligation to provide notice of termination, severance pay or related compensation.

10.6	Regardless of how this Agreement and Bell’s employment is ended, Section 3 will remain in effect after it is ended.

11	NON-COMPETITION

11.1	(a) Bell agrees with and for the benefit of TransGlobe that for a period of 6 months from the date of termination of Bell’s employment, however caused, he will not be engaged in a business which directly competes with the business of TransGlobe.

(b) Bell further agrees that, during employment pursuant to this Agreement and for a period of 6 months following termination of employment, however caused, he will not hire or take away or cause to be hired or taken away any employee of TransGlobe or, following termination of Bell’s employment, any employee who was in the employ of TransGlobe during the 6 months preceding termination.

12	DIRECTOR’S AND OFFICER’S LIABILITY INSURANCE/INDEMNITY

12.1	TransGlobe will carry directors' and senior officers' insurance so long as its cost is not, in the Board’s opinion, excessive.

12.2	TransGlobe will indemnify Bell in respect of his actions or omissions as the Vice President Exploration of TransGlobe to the extent set out in the Articles and Bylaws of TransGlobe to the extent permitted by law.

13	TRANSGLOBE'S PROPERTY

13.1	Bell acknowledges that all items of any and every nature or kind created or used by Bell under this Agreement, or furnished by TransGlobe or any of its subsidiaries to Bell, and all equipment, credit cards, books, records, reports, files, manuals, literature, confidential information or other materials shall remain and be considered the exclusive property of TransGlobe at all times and shall be surrendered to TransGlobe, in good condition, promptly on the termination of Bell’s employment irrespective of the time, manner or cause of the termination.

14	ASSIGNMENT OF RIGHTS

14.1	The rights which accrue to TransGlobe under this agreement shall pass to its successors or assigns. The rights of Bell under this Agreement are not assignable or transferable in any manner.

15	NOTICES

15.1	(a) Any notice required or permitted to be given to Bell shall be sufficiently given if delivered to Bell personally or if mailed by registered mail to Bell’s address last known to TransGlobe.

(b) Any notice required or permitted to be given to TransGlobe shall be sufficiently given if mailed by registered mail to TransGlobe’s Head Office at its address last known to Bell.

16	GOVERNING LAW

16.1	This Agreement shall be construed in accordance with the laws of the Province of Alberta.

17	INDEPENDENT LEGAL ADVICE

17.1	Each of TransGlobe and Bell hereby confirm and acknowledge that they have sought independent legal advice with respect to their respective rights and obligations arising from this Agreement and each such party does further confirm and acknowledge with the understanding that each such party is relying upon such representations in entering into this Agreement, that this Agreement constitutes a legal, binding agreement, enforceable as against each such party in accordance with its terms.

18	DISPUTE RESOLUTION

18.1	Before initiating any legal proceedings, the parties will attempt to resolve all disputes concerning the interpretation, application or enforcement of any term of this Agreement by mediated negotiation, and will use their best efforts to resolve any dispute through mediation.

18.2	If a dispute between the parties concerning the interpretation, application or enforcement of any term of this Agreement is not resolved by mediation within 90 days after one party notifies the other in writing of an intention to mediate the dispute, the parties will submit the matter to binding arbitration, pursuant to the provisions of the Arbitration Act of

Alberta, and the parties hereby irrevocably authorize any arbitrator who may be appointed to endeavour to mediate the resolution of the dispute before rendering a binding award.

19	ENTIRE AGREEMENT

19.1

This Agreement contains the entire agreement between the parties with respect to Bell’s employment, and cancels and supersedes all prior agreements between them, and no amendment or variation of the terms of this Agreement will be effective or binding unless made in writing and signed by both of them.

20	REGULATORY APPROVAL

20.1

The option to purchase shares in Section 8 is subject to acceptance by the TSX and any other applicable regulatory authority and are subject to compliance by TransGlobe with all applicable securities legislation.

TO EVIDENCE THEIR AGREEMENT the parties have executed this document on the dates appearing below.

TRANSGLOBE ENERGY CORPORATION

Per: /s/ R.. A.Halpin
              Authorized Signatory

Name: Mr Robert A. Halpin

Title: Director & Chairman of the Board

Date: March 7, 2006

Agreed: Edward Bell	WITNESS:

Signature: /s/ A. W. Edward Bell	Signature: /s/ M. Wardle

Date: March 7, 2006	Print Name: M. Wardle

Signatory page to Employment Agreement dated January 1, 2006 between TransGlobe Energy Corporation and Edward Bell